Alcon, Inc.


Worldwide Leader
in Ophthalmic Research and Manufacturing
FALCON
Timolol Maleate Ophthalmic
Gel Forming Solution
0.25%
5 mL STERILE
ALCON
Rx Only
TRAVATAN
(travoprost ophthalmic solution) 0.004%
Alcon
2.5mL Sterile
VIGAMOX
CIPRODEX
STERILE OTIC SUSPENSION
NDC 0065-0271-05
Alcon
Patanol
(Olopatadine Hydrochloride Ophthalmic Solution) 0.1%
5 mL Sterile


Systane
OPTI-FREE
Patanol
TRAVATAN
Alcon

Safe Harbor Statement

Statements contained in this presentation that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. This presentation is being made on April 21, 2004, and Alcon does not undertake any obligation to update any of the forward looking statements or forward looking information. Although Alcon believes that these statements are based on reasonable assumptions within the bounds of its knowledge of its businesses and operations, there are a number of factors that may cause actual results to differ from these statements. Factors that might cause these differences include, but are not limited to, the uncertainty of market acceptance of our products by the worldwide medical community; uncertainty of clinical trial results for expanded FDA approval submissions for our current products and initial approval of our products under development; product liability claims; manufacturing issues; and risks inherent in international transactions. For additional factors, which could cause actual results to differ from expectations, reference is made to the periodic reports filed by the company with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as amended. Additional information about risk factors also can be found in the Company's Form 20-F filed with the SEC dated March 12, 2004, under the heading "Risk Factors". All these documents are available publicly and upon request from the Alcon Investor Relations Department at 817-551-8805 or www.alconinc.com



Systane
OPTI-FREE
Express
Patanol
TRAVATAN

Alcon

Management Presentation by

Tim Sear
Chairman, President & CEO

Jacqualyn Fouse
Senior Vice President of Finance & CFO

Financial Results

(For the quarters ended March 31, 2004 and 2003)

First Quarter Financial Highlights

	Q1 04	Q1 03	Growth
Global Sales	$ 963.6	$ 807.1	19.4%
Net Earnings	$ 191.0	$ 130.2	46.7%
Earnings Per Share*	$ 0.61	$ 0.42	45.2%

*Diluted as reported

(dollars in millions, except per share amounts)

Alcon

First Quarter Income Statement Detail

	Q1 04	% of Sales	Q1 03	% of Sales
Gross Profit	$ 673.8	69.9%	$ 553.8	68.6%
SG & A	$ 290.8	30.2%	$ 264.2	32.7%
Research & Development	$ 90.9	9.4%	$ 78.2	9.7%
Effective Tax Rate	31.0%		30.4%	

(dollars in millions)

Balance Sheet Highlights

	3/31/04	12/31/03
Short and Long Term Borrowings	$ 1,290.4	$ 1,410.3
Cash and Cash Equivalents	$ 923.2	$ 1,086.0
Consolidated S/H Equity	$ 1,604.9	$ 1,591.5
A/R Change	12.4%	
Inventory Change	(5.9%)	

(dollars in millions)

Alcon®

Geographic and Product Line Sales

Geographic Sales Breakdown

Q1 2004


28.7%
50.3%
7.7%
13.3%
United States
Europe
Japan
Rest of World

Q1 2003


26.9%
52.8%
7.4%
12.9%
United States
Europe
Japan
Rest of World

Global Product Line Sales

Q1 2004


39.3%
46.1%
14.6%
Surgical
Pharmaceuticals
Consumer

Q1 2003


37.5%
46.7%
15.8%
Surgical
Pharmaceuticals
Consumer

Pharmaceutical Sales


+ 25.3%
400
300
200
100
0
$302.6
$379.1
Q1 2003
Q1 2004

Growth Drivers

- Travatan® and Azopt®
- Otic franchise
- Patanol®
- Currency benefit

Challenges

- Ciloxan® expiration
- TobraDex®

(dollars in millions)

Vigamox™ Conversion Trend



% of Fluoroquinolone Franchise
All Prescribers
100%
80%
60%
40%
20%
0%
37%
43%
47%
49%
49%
52%
56%
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Vigamox
Ciloxan

(US conversion trend for Vigamox and Ciloxan)



Systane
OPTI-FREE
TRAVATAN
Patanol

Vigamox™ Share Performance


Vigamox Share
All Prescribers
Franchise Share
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
25.0
20.0
15.0
10.0
5.0
23.5
19.6
13.2
0.3
Vigamox
Franchise
May-03 Jun-03 Jul-03 Aug-03 Sep-03 Oct-03 Nov-03 Dec-03 Jan-04 Feb-04

(US market share for Vigamox and Alcon total branded anti-infective franchise)

Otic Franchise Share Performance


Market Share %
All Prescribers
26.0
22.0
18.0
14.0
10.0
18.2
23.6
25.4
19.8
17.8
15.3
Mar
April
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Rolling 12 2003
Rolling 12 2004

(US market share for CiproDex and Cipro HC combined)

Surgical Sales


500
400
300
200
100
0
+ 17.8%
$376.9
$443.9
Q1 2003
Q1 2004

Growth Drivers

- Currency benefit
- Constant currency growth in Japan
- AcrySof®
- Infiniti™

Challenges

- Refractive

(dollars in millions)

AcrySof® Share Performance


Market
Share %
50.0
45.0
40.0
35.0
48.6
45.6
42.3
40.0
2000
2001
2002
2003

(US market share for all Acrysof intraocular lenses)

AcrySof® Natural Conversion Trend



% of AcrySof® Franchise
U.S. - Units
100%
80%
60%
40%
20%
0%
5%
12%
17%
20%
22%
24%
27%
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Natural
Conventional

Consumer Sales


+ 10.2%
150
100
50
0
$127.6
$140.6
Q1 2003
Q1 2004

Growth Drivers

- Currency benefit
- Artificial tears
- Constant currency growth in Japan

Challenges

- Private label
- Static disinfectant market

(dollars in millions)

2004 Outlook

2004 Full Year Financial Guidance

- **Sales range from $3.75 to $3.85 billion**
  - Ciloxan expiration
  - Less currency benefit
- **EPS range from $2.23 to $2.26**
  - Ciloxan expiration
  - Increased promotional and R&D spending
  - Timing of consumer advertising

Alcon, Inc.


Worldwide Leader
in Ophthalmic Research and Manufacturing
ACCURUS
Alcon
DuoVisc
TOTAL PLUS